UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

(Report No. 4)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Vanderbilt

Irvine CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On July 20, 2022, the previously announced 2022 Annual General Meeting of Shareholders (the “Meeting”) of G Medical Innovations Holdings Ltd. (the “Company”) was adjourned due to lack of the required quorum present to open and conduct the Meeting.

The adjourned Meeting will be held on September 13, 2022 via video conference, at 5:00 p.m. (Israel time), any additional details of which will be provided prior to the adjourned Meeting. Only shareholders of record who held ordinary shares, par value $0.09 per share, of the Company at the close of business on June 9, 2022 will be entitled to notice of and to vote at the adjourned Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: July 21, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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